Sullivan & Cromwell LLP

28th Floor, Nine Queen’s Road Central,

Hong Kong

June 21, 2006

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549,

U.S.A.

Re:	Annual Report of Foreign Private Issuer on Form 20-F for the fiscal year ended
December 31, 2005, of MTR Corporation Limited

Ladies and Gentlemen:

On behalf of MTR Corporation Limited, a company organized under the laws of Hong Kong (the “Company”), we hereby submit the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005, together with exhibits thereto.

Any questions with respect to this filing may be addressed to the undersigned in Hong Kong by telephone at (852) 2826-8626 or by fax at (852) 2522-2280.

Very truly yours,

/s/ Urs Fankhauser
Urs Fankhauser

(Enclosures)

cc:	Lila Fong
(MTR Corporation Limited)

William Y. Chua
Hao Yang
(Sullivan & Cromwell LLP)